UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: May 10, 2018	By:	/s/ Julian Lin
Name: Julian Lin
Title: President

Notice of 2018 Annual Meeting of Shareholders

NAM TAI PROPERTY INC.

Chairman’s Message

May 1, 2018

Dear Shareholders:

I am pleased to invite you to attend the 2018 Annual Meeting of Shareholders of Nam Tai Property Inc., to be held on Friday, June 1, 2018 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices located on Namtai Industrial Estate, No. 2 Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China.

At the meeting, our shareholders will vote on the following matters either by proxy or in person:

1. Election of the seven (7) Directors to serve for the ensuing year; and

2. Ratification of the appointment of Moore Stephens CPA Limited as independent registered public accounting firm for 2018;

3. Considering and act upon such other business as may properly come before the Meeting or any adjournment thereof.

It is my pleasure to convene this Annual Meeting of Shareholders for 2018 and provide you with the following observation.

As you know, I founded the Company over 40 years ago in 1975. Over the years, we have built a tremendous company and I have weathered with the Company through thick and thin. I am presently 74 years old and, as disclosed before, if elected, I intend to serve no further than until the end of 2018.

We started as a trading company of consumer electronics in 1975. We began to invest in the PRC in 1979. We grew first as an importer/exporter, and then as a manufacturer. In 1979, we moved our manufacturing facilities from Hong Kong to Shenzhen. We continued to grow our business, and by 1988, we completed our initial public offering on NASDAQ. 2003 was another watershed year, when we moved our listing venue from NASDAQ to NYSE and continued to grow in scale and product offering.

In 2014, we faced a historical decision. Labor costs were rising in Shenzhen, which decreased our ability to maintain a high margin. While other manufacturers contemplated moving away from Shenzhen, we decided to change our business from electronic manufacturing services to building high-tech research and development centers. We did not want to forgo 30 years of community building and goodwill with the Shenzhen local government. We also want to support Shenzhen in its transformation from being a labor-intensive manufacturing base to a capital-intensive technology center. I want to give a special thanks to all shareholders who support us in this vision.

After 2014, we began to delve into the design and construction of research and development centers. We also approached many developers looking for a suitable business partner. In early 2017, our discussion began with Kaisa Group Holdings Ltd. (SEHK:1638) (“Kaisa”), cumulating in Kaisa purchasing all my holdings in the Company, or approximately 17.7% of the outstanding shares, without diluting the interests of other shareholders.

Since then, Kaisa has continued to invest in our Company, building its ownership to approximately 25% as of December 31, 2017. We have also taken advantage of Kaisa’s goodwill and hired a number of real estate professionals and experts from Kaisa, including our current CEO, Ying Chi Kwok, who is one of the founders of Kaisa. Kaisa built its reputation on various urban redevelopment projects in Shenzhen and, over the years, had overcome many adversities. For 2017, Kaisa recorded RMB44.7 billion in total contracted sales, according to its announcement of annual results dated March 27, 2018. The experts and professionals we hired from Kaisa have helped us refine our management structure to develop our research and development centers business. We have also conducted several market research and schematic reviews to achieve a better design for our Nam Tai Inno Park. We welcome and appreciate the contributions of our new officers and employees from Kaisa.

We are happy and confident to present you with a slate of director nominees to serve in the ensuing year. The slate of director nominees recommended by the Board include me, as well as Mr. Ying Chi Kwok and Peter Kellogg, representing each of our two largest shareholders, Kaisa and IAT Reinsurance Group Ltd., respectively. Dr. William Lo and Mark Waslen have served on our board of directors since 2003. Paul Lau is a former officer of the Company and Vincent Fok will bring a wealth of auditing and financial expertise to our Board. Their biographies are included below for your reference. The biographies of other incumbent director nominees are also available on our website.

Paul Lau

Mr. Lau has over 20 years of extensive experience in accounting, auditing and finance, earned from several U.S., and Hong Kong listed high-tech companies. Mr. Lau has hands-on experience setting up financial operation handling complex matters in the manufacturing process, cost accounting, SOX compliance, U.S. & Hong Kong regulations on financial reporting for listed companies, international corporate governance, SAP system implementation and organization change. Mr. Lau has worked with Nam Tai Property Inc. for over 11 years from November 2001 to September 2013, during which he served at various positions, including Group Financial Controller, Vice President of Finance and Corporate Secretary. Mr. Lau is a fellow member of the Hong Kong Institute of Certified Public Accountants, a Certified Practicing Accountant (Australia), and a fellow member of Association of International Accountants. Mr. Lau graduated in 1997 from The University of Southern Queensland with a Bachelor of Commerce in Accounting. Mr. Lau went on to receive a Master of Professional Accounting from The Hong Kong Polytechnic University in 2009.

Vincent Fok

Mr. Fok is a Senior Managing Director of FTI Consulting, a U.S.-listed global business advisory firm assisting companies to protect and enhance their enterprise value. Mr. Fok also serves as an independent non-executive director of Kaisa Health Group Holdings Limited (SEHK:876.) and Shirble Department Store Holdings (China) Limited (SEHK:312). From November 17, 2009 to December 30, 2014, Mr. Fok served as an independent non-executive director of Kaisa Group Holdings Limited (SEHK:1638). From August 31, 2011 to October 8, 2014, Mr. Fok served as a director of Emerson Radio Corp. (NYSE:MSN). From December 1, 2009 to June 15, 2012, Mr. Fok also served as a non-executive director of Delong Holdings Limited (SGX:BQO). Mr. Fok is an associate member of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant (Australia) and a member of the Hong Kong Institute of Directors. Mr. Fok graduated from Australian National University with a bachelor’s degree in commerce.

This slate of director nominees includes two executive directors, our CEO Ying Chi Kwok and me, as well as five independent non-executive directors, Peter Kellogg, Dr, William Lo, Mark Waslen, Paul Lau and Vincent Fok. With the exception of Mr. Kellogg, the other four independent non-executive directors do not hold significant interest in our Company. It is our belief that the proposed board will appropriately represent the interest of all shareholders, including the protection of any minority shareholders.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, I urge you to vote your proxy as soon as possible to ensure that your shares are represented. The Board of Directors recommends that you vote “FOR” the proposals.

Thank you for your continued support of Nam Tai Property Inc.

Ming Kown Koo
Chairman of the Board of Directors

NAM TAI PROPERTY INC.

Shenzhen Office:

Namtai Industrial Estate,

No. 2, Namtai Road, Gushu Community, Xixiang Township,

Baoan District, Shenzhen City, Guangdong Province,
the People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 1, 2018

The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China, for the following purposes:

1. To elect seven (7) members of the Board of Directors to serve for the ensuing year; the nominees are Mr. Ming Kown Koo, Mr. Ying Chi Kwok, Mr. Peter R. Kellogg, Dr. William Lo, Mr. Mark Waslen, Mr. Paul Lau and Mr. Vincent Fok; the Board of Directors recommends that you vote “FOR” this proposal;

2. To ratify the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the year ending December 31, 2018; the Board of Directors recommends that you vote “FOR” this proposal; and

3. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 20, 2018 will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

Our 2017 annual report is available without charge by e-mail to kevin@cameronassoc.com or by written request to Mr. Kevin McGrath, the Company’s Investor Relations at 535 Fifth Avenue, 24th floor. New York, NY 10017. It is also available from the Company’s website at http://www.namtai.com/ and SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

Ming Kown Koo

Chairman of the Board of Directors

Dated: May 1, 2018

Investor Information

_SHAREHOLDERS’ MEETING_	____INVESTOR RELATIONS__	___REGISTERED OFFICE___

The Annual Meeting of Shareholders will be held at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China.

	Cameron Associates, Inc. Mr. Kevin McGrath, 535 Fifth Avenue, 24th Floor New York, NY 10017 Telephone:+1(212) 245-4577 Email: kevin@cameronassoc.com	Nam Tai property Inc. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone:+1(284) 494-2810 Facsimile:+1(284) 494-4957

_______STOCK LISTING_______		PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE __________OFFICE__________
_SHAREHOLDER INQUIRIES_
The shares of Nam Tai Property Inc. are traded on the New York Stock Exchange under the stock symbol “NTP”.

If you have any questions or need assistance with voting your shares, please call:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, NY 11753

+1(888)-742-1305

Banks and Brokers please call +1(516) 933-3100

Namtai Industrial Estate,

No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China

Telephone:+(86 755) 3388 1111

Facsimile:+(86 755) 2747 2636

TRANSFER AGENT AND REGISTRAR_______	_____________________PRINCIPAL BANKS____________________

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Shareholder Services

P.O. Box 30170 College Station

TX 77842, USA

Telephone: +1(800)-522-6645

Website: www-us.computershare.com

	The Hongkong and Shanghai Banking Corporation Limited Bank of Shanghai (Hong Kong) Limited	China Construction Bank China Merchants Bank

_______US COUNSEL__________	__________WEBSITE________	__INDEPENDENT AUDITORS__
Jones day	www.namtai.com	Moore Stephens CPA Limited Hong Kong

.    NAM TAI PROPERTY INC.   IMPORTANT ANNUAL MEETING INFORMATION   Electronic Voting Instructions  Available 24 hours a day, 7 days a week!   Instead of mailing your proxy, you may choose one of the voting  methods outlined below to vote your proxy.   VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.   Proxies submitted by the Internet or telephone must be received by  3:00 p.m., Eastern Time, Thursday, May 31, 2018.  Vote by Internet  . Go to www.investorvote.com/NTP  .Or scan the QR code with your smartphone  .Follow the steps outlined on the secure website  Vote by telephone   .Call toll free 1-800-652-VOTE (8683) within the USA, US territories &  Canada on a touch tone telephone  .Follow the instructions provided by the recorded message Using ablack inkpen, mark your votes with anX as shown in  this example. Please do not write outside the designated areas.   X    Annual Meeting Proxy Card    .  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. .    A Proposals — The Board of Directors recommends a vote FOR the following:   1. Nominees for election as directors to the Board of Directors to hold office until the next annual general meeting of shareholders.  01 - Ming Kown Koo 02 - Ying Chi Kwok 03 - Peter R. Kellogg +  04 - William Lo 05 - Mark Waslen 06 - Paul Lau  07 - Vincent Fok   Mark here to WITHHOLD   For All EXCEPT -To withhold authority to vote for any  FORall nominees   Mark here to vote   vote from all nominees   nominee(s), write the name(s) of such nominee(s) below.   2.To ratify the appointment of Moore Stephens CPA Limited as the Company’s  independent auditors for the fiscal year ending December 31, 2018.  For Against Abstain   B Non-Voting Items  Change of Address —Please print your new address below. Comments — Please print your comments below. Mark here if you no longer Meeting Attendance  wish to receive paper annual Mark the box to the right  meeting materials and if you plan to attend the  instead view them online. Annual Meeting.   C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below   Please sign here exactly as your name(s) appear(s) on your share certificate. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners  should each sign personally. All Holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.  Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.    1UPX  +    02TWOC     .    .  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. .    REVOCABLE PROXY — NAM TAI PROPERTY INC.   BALLOT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS  JUNE 1, 2018  THIS PROXY IS BEING SOLICITED ON BEHALF OF  THE BOARD OF DIRECTORS OF THE COMPANY   The undersigned shareholder(s) of Nam Tai Property Inc. hereby nominate, constitute and appoint Ming Kown Koo and Julian Lin, and each of them, each  with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of  Nam Tai Property Inc. standing in my (our) name on its books on April 20, 2018 at the Annual Meeting of Shareholders to be held 11:30 a.m. China Standard  Time on Friday, June 1, 2018 at Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City,  Guangdong Province, the People’s Republic of China, and at any adjournment thereof.   (The Board of Directors recommends a vote FOR Items 1 and 2.)   In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with  all powers that the undersigned would possess if personally present.   This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).   PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY  CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.